U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Reynolds                           Lawrence                 A.
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   (Last)                            (First)              (Middle)

6255 Hidden Meadow Court
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                                    (Street)

San Jose                              CA                    95135
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     01/21/00
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)

     ###-##-####
________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     LifePoint, Inc. - LFPT
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

     Vice President, Marketing and Sales
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

     N/A
________________________________________________________________________________


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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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

     N/A
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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


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Common Stock Option      (1)        01/20/10    Common Stock,            50,000           $2.83            D            N/A
                                                $.001 par value
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Common Stock Option      (2)        01/20/10    Common Stock,            50,000           $2.83            D            N/A
                                                $.001 par value
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
Explanation of Responses:

(1) Becomes exercisable as to 12,500 shares on January 21, 2001; becomes exercisable as to 1,042 shares on the 21st of each month thereafter for 35 months; becomes exercisable as to 1,030 shares on December 21, 2004.

(2) Becomes exercisable as to 25,000 shares on the date, prior to January 1, 2001, that the Issuer derives revenues of $100,000 from the sale of its product to a party other than to a strategic partner; becomes exercisable as to 25,000 shares on the date, prior to October 10, 2001, on which Issuer executes a strategic partnership agreement.




     S/ Lawrence A. Reynolds                                    1/31/00
---------------------------------------------            -----------------------
        Lawrence A. Reynolds                                     Date



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.